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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      Diversified Security Solutions, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   25533P-10-7
                                  ------------
                                 (CUSIP Number)

                            Arnold N. Bressler, Esq.
                       One Pennsylvania Plaza, 49th Floor,
                 New York, New York 10119-0165 - (212) 594-5300
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2001
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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
CUSIP NO. 25533P-10-7

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  IRVIN F. WITCOSKY
---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                       (b)  [ ]
---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):   [ ]
---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
---------------------------------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER

                  1,425,000
---------------------------------------------------------------------------------------------------------
8        SHARED VOTING POWER

                  -0-
---------------------------------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER

                  1,425,000
---------------------------------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  -0-
---------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,425,000
---------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]
---------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.7%
---------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
---------------------------------------------------------------------------------------------------------

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CUSIP NO. 25533P-10-7


Item 1.           Security and Issuer.

                  This Schedule 13D relates to shares of the Common Stock, $.01 par value per share, of Diversified Security Solutions, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 280 Midland Avenue, Saddle Brook, New Jersey 07663.

Item 2.           Identity and Background

                  (a) Irvin F. Witcosky

                  (b) Mr. Witcosky's business address is 280 Midland Avenue,
                      Saddle Brook, New Jersey 07663

                  (c) Mr. Witcosky is Executive Vice President and a Director of
                      the Company.

                  (d-e) During the last five years, Mr. Witcosky has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f) Mr. Witcosky is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Mr. Witcosky's holdings result from the exchange of shares of common stock he held in the current subsidiaries of the Company for shares of the Company's common stock.

                  On November 21, 2001, the Company sold and issued 1,500,000 shares of its common stock in its initial public offering, pursuant to a Registration Statement declared effective on November 15, 2001, thereby decreasing Mr. Witcosky's ownership percentage of the Company's outstanding shares of common stock to 31.7%.

Item 4.           Purpose of Transaction

                  The purpose of the exchange of the shares referenced in Item 3 above was to consolidate the ownership of the subsidiaries under the Company as a holding company.

                  This Schedule 13D is being filed as a result of the Company's initial public offering of 1,500,000 shares of its common stock in its initial public offering, pursuant to a Registration Statement declared effective on November 15, 2001, which closed on November 21, 2001.

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CUSIP NO. 25533P-10-7

Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) Mr. Witcosky is the beneficial owner of 1,425,000 shares of the Company's Common Stock. This represents 31.7% of the Company's issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  None.

Item 7.           Materials to be Filed as Exhibits

                  None.

                                   SIGNATURES

                  After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                     /s/ Irvin F. Witcosky
                         -------------------------------------------
                                       Irvin F. Witcosky


Dated: November 21, 2001